EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)

	Year Ended December 31,					Quarter Ended
						April 4,	July 4,	October 3,
	2004	2005	2006	2007	2008	2009	2009	2009
		(Restated)

Net loss before income taxes	$(16,643)	$(14,394)	$(27,674)	$(22,889)	$(18,858)	$(1,608)	$(67)	$(843)

Add: Fixed charges	211	801	2,579	2,780	3,178	787	772	706

Total earnings (loss)	$(16,432)	$(13,593)	$(25,095)	$(20,109)	$(15,680)	$ (821)	$705	$(137)

Fixed charges:
Interest expense	$102	$661	$2,394	$2,542	$2,923	$724	$709	$648
Estimated rent interest expense	109	140	185	238	255	63	63	58

Total fixed charges	$211	$801	$2,579	$2,780	$3,178	$787	$772	$706

Ratio of earnings to fixed charges	—	—	—	—	—	—	0.91	—

Deficiency of earnings available to cover fixed charges	$(16,643)	$(14,394)	$(27,674)	$(22,889)	$(18,858)	$(1,608)	—	$(843)